Package, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Package, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 19, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Due to Related Party	299,215	-
Total Current Liabilities	299,215	-
TOTAL LIABILITIES	299,215	-
EQUITY		
Common Stock	25	25
Accumulated Deficit	(299,240)	(25)
Total Equity	(299,215)	-
TOTAL LIABILITIES AND EQUITY	-	-

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative - Related Party	299,215	25
Total Operating Expenses	299,215	25
Operating Income (loss)	(299,215)	(25)
Earnings Before Income Taxes	(299,215)	(25)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(299,215)	(25)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(299,215)	(25)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(299,215)	(25)
FINANCING ACTIVITIES		
Issuance of Common Stock	-	25
Issuance of Related Party Payable	299,215	-
Net Cash provided by (used in) Financing Activities	299,215	25
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2021	-	-	-	-	-
Issuance of Common Stock	280,000	25	-	-	25
Net Income (Loss)	-	-	-	(25)	(25)
Ending Balance 12/31/2021	280,000	25	-	(25)	-
Net Income (Loss)	-	-	-	(299,215)	(299,215)
Ending Balance 12/31/2022	280,000	25	-	(299,240)	(299,215)

Package, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Package, Inc. ("the Company") was formed in Delaware on May 29th, 2019. The Company plans to earn revenue using a combination of hardware sales, hardware leasing, insurance services and a SAAS platform leveraging AI technology, real-time tracking, monitoring, travel and security data and predictive analytics to offer end-to-end luggage, package, shipment and vehicle logistics, tracking, real-time security and insurance services for airlines, airports, travel, transportation and shipping companies and travelers beginning with the luggage logistics and security market. The Company's headquarters is in San Francisco, California. The Companies customers will be located in the United States and internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 and 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share
Nonvested shares, January 1st, 2021	-	$-
Granted	280,000	$-
Vested	(280,000)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	-	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related entity incurred expenses on behalf of the Company. The balance of this advance was $299,215 as of December 31st, 2022, which did not accrue interest and was due on demand. In 2023, the Company and the related entity agreed to convert the entire $299,215 into a SAFE agreement (Simple Agreement for Future Equity). The SAFE agreement has no maturity date and bears no interest. The agreement provides for the right of the investor to future

equity in the Company during a qualified financing or change of control event at a 20% discount. The valuation cap of the agreement entered into was $15.3M.

The entire general and administrative expense line item relates to expenses incurred by this related party on behalf of the Company. The Company intends to convert the net balance of the payable into common shares.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loan.

NOTE 6 – EQUITY

The Company has authorized 50,000,000 common shares with a par value of $0.00001 per share. 280,000 shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 19, 2023, the date these financial statements were available to be issued.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations with related parties totaling $450,000. The interest on the notes were 3%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Simple Agreement for Warrants (SAFW) – The Company entered into a simple agreement for warrants totaling $400,000 with a third party. The SAFW agreement has no maturity date and bears no interest. The agreement provides for the right of the investor to be exchanged and/or converted to a Warrant with an underlying number of shares of SAFW Preferred Stock exercisable thereunder equal to the Purchase Amount divided by the Conversion Price. The agreement is subject to a valuation cap. The valuation cap of the agreement entered into was $12M.

The Company issued an additional 5,250,000 common shares.

eyeCam, LLC, a related party entity and stockholder of the Company, and its member's incurred expenses on behalf of the Company related to the development of intellectual property from 2019-2022 totaling $1,061,007 including $239,829 in 2019, $214,211 in 2020, $252,747 in 2021, $354,220 in 2022. The intellectual property included domain names, research and development, patents, and trademarks. In 2023, the Company entered into various Restricted Stock Purchase Agreements resulting in the issuance of 20,068,500 common shares and as part of the consideration for the Company's agreement to sell the shares, the investors assigned to the Company the business plan of the Company, any and all right, title and interest the investor has in the Company's business and any intellectual property related to the Company's business. According to the agreements, the intellectual property means United States and foreign patents, trademarks, copyrights and mask works, registrations and applications therefore, and rights granted upon any reissue, division, continuation or continuation-in-part thereof, trade secret rights arising out of the laws of

any and all jurisdictions, ideas, inventions, concepts, technology, software, methods, processes, drawings, illustrations, writings, know-how, show-how, trade names, domain names, web addresses and web sites, and all rights therein and thereto, any other intellectual property rights, whether or not registrable, and licenses in or to any of the foregoing. Further, the investors agreed to take all actions reasonably requested by the Company to assist the Company in effecting the foregoing transfer and in establishing, perfecting, defending, enforcing and protecting the Company's rights in any of the above transferred items, including without limitation assisting in the prosecution of any patent applications included in or based upon the intellectual property.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.